EXHIBIT 99.1

VIZSLA SILVER PROVIDES 2022 YEAR-END SUMMARY AND 2023 OUTLOOK

NYSE: VZLA     TSX-V: VZLA

VANCOUVER, BC, Feb. 21, 2023 /CNW/ - Vizsla Silver Corp. (TSXV: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to provide a year-end summary of its activities at its flagship Panuco silver-gold property (the "Property" or "Panuco") located in Sinaloa, Mexico and outline the Company's key objectives/milestones for 2023.

2022 Year in Review:

"2022 was an exciting year of exploration and growth at Panuco," commented Michael Konnert, President & CEO. "In March of 2022, we published our initial mineral resource estimate centered on the western portion of the Panuco district. We then continued our aggressive exploration campaign, which included over 121,000 metres of new diamond drilling, culminating in an updated resource estimate released in January 2023. Relative to the maiden estimate, the latter update highlighted a significant increase in both the Project's contained silver and gold ounces as well as the overall grade. Additionally, newly discovered near-surface, high-grade structures continue to demonstrate the growth potential outboard of the known resource boundaries. On the corporate side, Vizsla successfully raised over $35M in equity financings in 2022 and an additional $45M in early 2023 to fund ongoing exploration/development at Panuco. This, along with several new additions to our technical and senior management team, put us in a position of strength as the Project enters the next phase of development. For 2023, our focus is on incremental expansion and de-risking of the current resource base. With a fully funded +90,000 metre drill program utilizing seven drill rigs, we plan to update the current Panuco resource estimate in the second half of 2023, which will be followed in due course by an initial Preliminary Economic Assessment."

2022 Highlights & Discoveries:

The bulk of 2022 drilling was centred on the western portion of the district, focused on upgrading and expanding resources at the Copala and Napoleon areas. At Copala, mineralization has now been traced over 1,150 meters along strike, 400 meters down dip, and remains open to the north and southeast. Copala hosts an indicated resource of 51 Moz AgEq and inferred resource of 55 Moz AgEq based on 80 holes completed to date.

At Napoleon, drilling throughout 2022 successfully expanded mineralization along strike and down plunge to the south as well as identified several vein splays situated in the hanging wall and footwall of the main structure. Napoleon hosts an indicated resource of 37 Moz AgEq and inferred resource of 17 Moz AgEq based on 258 holes completed to date.

Other notable discoveries include the Cristiano Vein; marked by high precious metal grades up to 1,935 g/t Ag and 15.47 g/t Au over 1.46 metres, located immediately adjacent to Copala; and La Luisa Vein, located ~700 metres west of Napoleon which continues to display similar silver and gold zonation as that seen at Napoleon.

Table of Top 20 Drill Composites of 2022, ordered from highest to lowest grade AgEq.

Drillhole	From	To	Downhole Length	Estimated True width	Ag	Au	Pb	Zn	AgEq	AgEq (g/t)*metre (TW)	Vein

	(m)	(m)	(m)	(m)	(g/t)	(g/t)%		%	(g/t)
CS-22-191	370.95	374.85	3.90	3.28	4,804	14.23	-	-	5,428	17,804	Copala FW
NP-22-281	477.50	480.00	2.50	1.40	3,585	25.84	0.32	1.07	5,126	7,176	Napoleon HW
CS-22-161	226.10	229.80	3.70	2.65	2,461	13.16	-	-	3,177	8,419	Copala
CS-22-182	42.70	44.55	1.85	1.46	1,935	15.47	-	-	2,844	4,152	Cristiano
NP-22-316	390.00	391.05	1.05	1.00	2,642	1.60	1.87	4.08	2,768	2,768	Napoleon FW
CS-22-205	283.00	288.50	5.50	5.30	2,101	9.54	-	-	2,598	13,769	Copala
CS-22-159	187.70	192.20	4.50	2.66	2,011	8.60	-	-	2,451	6,520	Copala FW
NP-22-320	676.30	677.90	1.65	1.55	279	24.01	1.82	7.58	2,209	3,424	Napoleon HW
CS-22-193	171.40	184.90	13.50	10.20	1,404	10.94	-	-	2,044	20,849	Copala
NP-22-258	493.15	498.55	5.40	4.30	1,139	11.48	0.32	0.85	1,874	8,058	Napoleon
CS-22-217	325.50	330.35	4.85	2.71	1,495	6.56	-	-	1,833	4,967	Cristiano
CS-22-154	124.45	136.50	12.05	9.35	1,010	5.44	-	-	1,307	12,220	Copala
NP-22-300	347.95	353.85	5.90	3.90	913	5.28	0.15	0.25	1,219	4,754	Napoleon
CS-22-169	162.95	188.35	25.40	20.45	780	4.23	-	-	1,011	20,675	Copala
CS-22-191	348.20	363.10	14.90	12.52	706	4.93	-	-	989	12,382	Copala
CS-22-155	159.00	174.35	15.35	14.50	667	3.89	-	-	883	12,804	Copala
CS-22-200	150.00	166.00	16.00	14.24	632	4.30	-	-	878	12,503	Copala
CS-22-173	256.15	270.90	14.75	14.46	663	2.90	-	-	812	11,742	Copala
NP-22-271	456.05	465.25	9.20	7.00	223	2.76	1.54	5.01	621	4,347	Napoleon HW
NP-22-271	508.05	516.25	8.20	6.24	393	2.92	0.40	0.94	608	3,794	Napoleon
Note: AgEq = Ag ppm x Ag rec + (((Au ppm x Au price/gram x Au rec) + (Pb% x Pb price/t x Pb rec) + (Zn% x Zn price/t x Zn rec))/Ag price/gram). Metal price assumptions are $24.00/oz silver, $1,800/oz gold, $2,425/t lead and $2,976/t zinc and metallurgical recoveries assumed are 93% for silver, 90% for gold, 94% for lead and 94% for zinc. Metallurgical recoveries used in this release are from test results of the Napoleon vein (see press release dated February 17, 2022).

Aside from resource/discovery focused drilling, Vizsla continued to de-risk the Project through ongoing engineering and environmental programs, including geotechnical and hydrological studies, effectively laying the foundation for future development and subsequent production at Panuco.

Other notable project level accomplishments:

  Detailed geological mapping focused on the western and central portions of the Panuco district (45% of the district has been mapped at a scale of 1:1,000); Cumulative known/inferred vein strike has increased by ~15% (75km to 86km).
  A LiDar survey covering ~6,200 Ha of the property to be utilized in geologic-resource modelling and future planning of mine and plant infrastructure. Additionally, these high-resolution products (elevation model and orthophotos) are being used to speed up prospecting and mapping activities.
  Achieved a safety record of one million working hours without a lost time incident. Additionally, Vizsla's Mexican subsidiary, Minera CANAM, was awarded the Socially Responsible Company Distinction (ESR). This is Mexico's highest corporate social responsibility recognition, awarded jointly by the Mexican Center for Philanthropy (CEMEFI) and the Foundation for Sustainability and Equity (ALIARSE). It is given to companies that are leaders in their sector for their commitment to integrating social and environmental values into their operations.
  Continued property expansion through acquisition, eight claims for combined 290.6 ha.
  Advanced discussions with local Ejido communities, now securing 30-year operating agreements with four primary groups. Social baseline studies and public consultation completed for the five ejidos proximal to the Panuco Project.
  Vizsla and Minera CANAM outreach support programs included two community Health Fairs, covering the main communities around the project, whereby more than 300 people were able to access medical care from doctors, nurses, and other medical professionals.
  On the corporate side, Vizsla further strengthened its management team and board in 2022 by adding several experienced mining professionals including David Cobbold (Director), Martin Dupuis (promoted to COO), Jesus Velador (VP, Exploration), and Fernando Martinez (Director, Projects).

In late 2022, Vizsla announced it had entered into a definitive agreement with Prismo Metals Inc., a local mineral exploration company co-founded and advised by Dr. Peter Megaw, whereby Vizsla would make a strategic investment in Prismo in return for 4,000,000 Prismo units and a right of first refusal on Prismo's flagship Palos Verde project (see press release dated November 24, 2022). Additionally, in connection with the strategic investment, Prismo and Vizsla have agreed to form a technical committee to pursue district-scale exploration of the Panuco silver-gold district. The strategic investment closed in early 2023.

Figure 1: Plan map of the Panuco property highlighting major resource centers and primary exploration targets. (CNW Group/Vizsla Silver Corp.)

2023 Outlook

While 2022 focused on broad exploration and growth, the primary focus for 2023 is incremental expansion and de-risking of the Panuco Project's resource base. With a +90,000 meter fully funded drill program designed to 1) grow the resources within the Copala and Napoleon areas located in the western portion of the district and 2) test high priority targets proximal to current resource areas, Vizsla aims to increase its potentially minable resources and identify new centers of mineralization from which to delineate additional resources.

For 2023, a total of seven diamond drill rigs will be active on the property (four focused on upgrading and expanding the current resource base in the western portion of the district and three devoted to exploration). Exploration drills will focus on priority targets proximal to current resources in the west, as well as on other high-priority targets in the central portion of the district. Vizsla recently acquired a Terraspec ASD device to be able to map alteration minerals with more accuracy and define levels of mineralization and vectors across the property. This new tool in combination with geologic mapping, geochemistry and LiDar will help aid Vizsla geologists in unlocking Panuco´s full potential.

Resource Extension Targets

  The Copala structure remains open along strike, north and south, and late last year, the team identified exploration-potential for additional Copala mineralization in an uplifted block (faulted block) east of the main Copala deposit.
  Cristiano is a narrow epithermal vein located to the adjacent west of Copala. This year Vizsla intends to continue the exploration and resource expansion to the northwest and southeast.
  At Napoleon, Vizsla plans to conduct infill and resource expansion drilling targeting the southern vein splays as well as the main Napoleon structure during 2023.

Proximal Targets

  La Luisa a relatively new conceptual target, where initial near surface drilling shows narrow and incipient veining hosted in rhyolite tuffs. Last year Vizsla geologists interpreted that the surface expressions of La Luisa could be the top of the vein system, similar in zonation to that observed at Napoleon. Based on encouraging results from deeper drilling, Vizsla plans to continue exploring the resource potential at La Luisa.
  4 de Mayo another relatively new target located west of Napoleon, was identified by Vizsla in 2022. Although still in early days, initial results justify further exploration to determine the prospectivity of 4 de Mayo.
  Cruz Negra a northwest trending structure which splays off from Napoleon. Open-ended intercepts completed in 2022 indicate the mineralization continues to the northwest in the direction of the Alacran prospect. In 2023, Vizsla plans to drill test the gap between Cruz Negra and Alacran.

District Targets

Beyond the resource expansion and proximal exploration targets, the district remains vastly underexplored. Notable district-wide targets include; Santa Rosa (Central Area), La Bomba (Central Area), Verdosilla (Central Area), Oregano (East Area), Regina (East Area), and La Whicha (East Area).

Figure 2: Exploration Matrix (CNW Group/Vizsla Silver Corp.)

Key objectives for 2023

  Complete +90,000 meters of resource/discovery focused drilling
  Complete preliminary metallurgical testing on representative samples from Copala in Q2 2023
  Deliver initial company/project sustainability report in H2 2023
  Provide updated resource estimate in H2 2023

About the Panuco project

The newly consolidated Panuco silver-gold project is an emerging high-grade discovery located in southern Sinaloa, Mexico, near the city of Mazatlán. The 6,761-hectare, past producing district benefits from over 86 kilometres of total vein extent, 35 kilometres of underground mines, roads, power, and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

The Panuco Project hosts an estimated in-situ indicated mineral resource of 104.8 Moz AgEq and an in-situ inferred resource of 114.1 Moz AgEq. An updated NI 43-101 technical report for the Panuco Project with the updated Mineral Resource Estimate is being prepared and expected to be filed on SEDAR within 45 days of our recent Mineral Resource Update published on January 24, 2023.

About Vizsla Silver

Vizsla is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. To date, Vizsla has completed over 250,000 metres of drilling at Panuco leading to the discovery of several new high-grade veins. For 2023, Vizsla has budgeted +90,000 metres of resource/discovery-based drilling designed to upgrade and expand the mineral resource, as well as test other high priority targets across the district.

Quality Assurance / Quality Control

Drill core and rock samples were shipped to ALS Limited in Zacatecas, Zacatecas, Mexico and in North Vancouver, Canada for sample preparation and for analysis at the ALS laboratory in North Vancouver. The ALS Zacatecas and North Vancouver facilities are ISO 9001 and ISO/IEC 17025 certified. Silver and base metals were analyzed using a four-acid digestion with an ICP finish and gold was assayed by 30-gram fire assay with atomic absorption ("AA") spectroscopy finish. Over limit analyses for silver, lead and zinc were re-assayed using an ore-grade four-acid digestion with AA finish.

Control samples comprising certified reference samples, duplicates and blank samples were systematically inserted into the sample stream and analyzed as part of the Company's quality assurance / quality control protocol.

Qualified Person

In accordance with NI 43-101, Martin Dupuis, P.Geo., COO, is the Qualified Person for the Company and has reviewed and approved the technical and scientific content of this news release.

Information Concerning Estimates of Mineral Resources

The scientific and technical information in this news release was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC"). The terms "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used herein are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the "CIM Definition Standards"), which definitions have been adopted by NI 43-101. Accordingly, information contained herein providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder.

You are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, "inferred mineral resources" are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Canadian standards, including the CIM Definition Standards and NI 43-101, differ significantly from standards in the SEC Industry Guide 7. Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the "SEC Modernization Rules"), with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". Information regarding mineral resources contained or referenced herein may not be comparable to similar information made public by companies that report according to U.S. standards. While the SEC Modernization Rules are purported to be "substantially similar" to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards. Accordingly, there is no assurance any mineral resources that the Company may report as "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward–Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward–looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward–looking statements or information. These forward–looking statements or information relate to, among other things: the exploration, development, and production at Panuco, including plans for resource/discovery-based drilling, designed to upgrade, and expand the maiden resource as well as test other high priority targets across the district.

Forward–looking statements and forward–looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla Silver, future growth potential for Vizsla Silver and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold, and other metals; no escalation in the severity of the COVID-19 pandemic; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla Silver's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla Silver's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance, or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward–looking statements or forward-looking information and Vizsla Silver has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of COVID-19; the economic and financial implications of COVID-19 to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla Silver's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward–looking statements or forward-looking information. Although Vizsla Silver has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla Silver does not intend, and does not assume any obligation, to update these forward–looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

SOURCE Vizsla Silver Corp.

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For further information: and to sign-up to the mailing list, please contact: Michael Konnert, President and Chief Executive Officer, Tel: (604) 364-2215, Email: info@vizslasilver.ca, Website: www.vizslasilvercorp.ca

CO: Vizsla Silver Corp.

CNW 08:00e 21-FEB-23